SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE TRUST INDENTURE ACT OF 1939

ANTHONY CRANE RENTAL HOLDINGS, L.P.

ANTHONY CRANE HOLDINGS CAPITAL CORPORATION

(Name of Applicants)

800 Waterfront Drive

Pittsburgh, Pennsylvania 15222

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
12 3/8% Senior Discount Debentures Due 2009	$49,027,185 in principal amount at maturity

Approximate date of proposed public offering:     Upon completion of the Applicants’ Exchange Offer and Consent Solicitation (as each such term is defined herein), presently anticipated to be during the week of July 14, 2003.

Name and address of agent for service:	With copies sent to:

Arthur J. Innamorato, Jr., President	Lance Balk, Esq.
c/o Maxim Crane Works	Kirkland & Ellis
800 Waterfront Drive	Citigroup Center
Pittsburgh, Pennsylvania 15222	153 East 53rd Street
(412) 320-4900	New York, New York 10022
(212) 446-4800

THE APPLICANTS HEREBY AMEND THIS APPLICATION FOR QUALIFICATION ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL: (I) THE TWENTIETH DAY AFTER THE FILING OF A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT IT SHALL SUPERSEDE THIS AMENDMENT; OR (II) SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 307(C) OF THE ACT, MAY DETERMINE UPON THE WRITTEN REQUEST OF THE APPLICANTS.

EXPLANATORY NOTE

This pre-effective Amendment No. 3 has been filed to disclose certain modifications to the Applicants’ 12 3/8% Senior Discount Debentures Due 2009 and to provide for the disclosure of several press releases which have been issued by the Applicants. Those items which have not been amended and restated by this Amendment No. 3 remain as set forth in the Applicants’ Amendment No. 2 to Form T-3.

GENERAL

2.	Securities Act Exemption Applicable.

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At maturity, the principal amount of the Applicants’ New Debentures which will be outstanding will be $49,027,185 rather than $48,000,000.

Upon completion of the Consent Solicitation, the Applicants will pay a consent fee in the aggregate amount of $190,000 payable pro rata (based on the principal amount of Old Debentures held) to Holders of Old Debentures who validly deliver their consent in the Consent Solicitation to the Indenture Amendments for the Old Debenture Indenture.

3.	Contents of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 9 consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association, as Trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

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Exhibit Number	Exhibit Name
Exhibit 3A(1)	Certificate of limited partnership of Holdings incorporated by reference to Exhibits 3.1 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3A(2)	Amended and Restated Agreement of Limited Partnership of Holdings incorporated by reference to Exhibit 3.2 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3A(3)	Certificate of Incorporation of Holdings Capital incorporated by reference to Exhibit 3.3 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3B	By-laws of Holdings Capital incorporated by reference to Exhibit 3.4 of Holdings’ Registration Statement on Form S-4, as amended (Reg. No. 333-65003)
Exhibit 3C*	Form of New Debenture Indenture governing the New Debentures
Exhibit 3E(1)*	Offering Memorandum delivered to the holders of the Old Debentures in connection with the Exchange Offer and Consent Solicitation
Exhibit 3(E)(2)*	Form of Letter of Transmittal and Consent and Waiver
Exhibit 3(E)(3)*	Form of Notice of Guaranteed Delivery
Exhibit 3(E)(4)*	Amendment No. 1 to the Offering Memorandum delivered to the holders of the Old Debentures in connection with the Exchange Offer and Consent Solicitation
Exhibit 3(E)(5)**	Amendment No. 2 to the Offering Memorandum delivered to the holders of the Old Debentures in connection with the Exchange Offer and Consent Solicitation
Exhibit 3(E)(6)**	Press release issued by the Applicants dated April 14, 2003 announcing extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(7)**	Press release issued by the Applicants dated April 17, 2003 announcing extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(8)**	Press release issued by the Applicants dated April 23, 2003 announcing extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(9)**	Press release issued by the Applicants dated April 25, 2003 announcing extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(10)**	Press release issued by the Applicants dated April 29, 2003 announcing extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(11)**	Press release issued by the Applicants dated May 1, 2003 announcing extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(12)**	Press release issued by the Applicants dated May 9, 2003 announcing extension of the Exchange Offer and Consent Solicitation and amendment of the Consent Fee
Exhibit 3(E)(13)**	Press release issued by the Applicants dated May 22, 2003 announcing the extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(14)**	Press release issued by the Applicants dated May 28, 2003 announcing the extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(15)**	Press release issued by the Applicants dated June 2, 2003 announcing the extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(16)**	Press release issued by the Applicants dated June 5, 2003 announcing the extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(17)**	Press release issued by the Applicants dated June 16, 2003 announcing the extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(18)**	Press release issued by the Applicants dated June 23, 2003 announcing the extension of the Exchange Offer and Consent Solicitation
Exhibit 3(E)(19)**	Press release issued by the Applicants dated June 30, 2003 announcing the extension of the Exchange Offer and Consent Solicitation
Exhibit 3F*	Cross reference sheet showing the location in the New Debenture Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act
Exhibit 25.1*	Form T-1 qualifying U.S. Bank National Association as Trustee under the New Debenture Indenture

*	Previously filed.
**	Filed herewith.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Anthony Crane Rental Holdings, L.P., a limited partnership organized and existing under the laws of the State of Pennsylvania and Anthony Crane Holdings Capital Corporation, a corporation organized and existing under the laws of the State of Delaware have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Pittsburgh, and State of Pennsylvania, on the 2nd day of July, 2003.

ANTHONY CRANE RENTAL HOLDINGS, L.P.

By: ACR Management, L.L.C., its General Partner

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr.
Title: President

ANTHONY CRANE HOLDINGS CAPITAL CORPORATION

By:	/S/ ARTHUR J. INNAMORATO, JR.
Name: Arthur J. Innamorato, Jr. Title: President

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